FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January 2006

Commission File Number 333-7182-01


                                   CEZ, a. s.
      _____________________________________________________________________
                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444


                                 140 53 Prague 4
                                 Czech Republic
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

                 Conclusion of Fuel Purchase Agreements for 2006

CEZ, a. s., has entered into a mid-term purchase agreement with Severoceske doly, a. s., on coal supplies for the period 2006 - 2010 and an annual annex for 2006 that stipulates specific terms of delivery for said year.

With respect to the mid-term purchase agreement entertained with Czech Coal, a.s., an annual annex has been concluded for 2006 that stipulates specific terms of delivery for the coal production of MUS.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.
                                                    ----------------------------
                                                           (Registrant)

Date:  January 6 2006

                                                 By: /s/ Libuse Latalova
                                                    ----------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration